UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________

Commission File Number _____________

GOLD X2 MINING INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 450 Commerce Place,
400 Burrard Street

Vancouver, BC

V6C 3A6

Tel: 1-604-288-8005

(Address and telephone number of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware

United States, 19711

(302) 738-6680

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered
Common Shares, no par value	AUXX	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes         ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes         ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.        ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.       ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

FORWARD LOOKING STATEMENTS

Certain statements in this Form 40-F of Gold X2 Mining Inc. (the “Registrant” or “Gold X2”) constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations, and plans that allows investors and others to get a better understanding of the Registrant’s operating environment, business operations and financial performance and condition. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “planned”, “expect”, “project”, “predict”, “potential”, “estimate”, “targeting”, “intends”, “believe”, and similar expressions, or describe a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “should”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements relate to statements that describe the Registrant’s future plans, objectives or goals, including words to the effect that the Registrant or management expects a stated condition or result to occur. Forward-looking statements herein include, but are not limited to, statements or information concerning: the future financial or operating performance of the Registrant and its business, operations, properties and condition; the results, interpretations and conclusions of the preliminary economic assessment (“PEA”), including projected mine life, throughput, production targets, grades, recoveries, operating and capital cost estimates, cash costs and all-in sustaining costs, net present value, internal rate of return and payback; additional resource potential, including the potential quantity and/or grade of minerals, or the potential size of a mineralized zone; potential expansion of mineralization; timing and results of technical reports and economic studies; the timing and results of future resource estimates; the amenability of mineralization to produce a saleable concentrate of sufficiently high enough grade and quality to be economic; changes in project parameters as plans continue to be refined; the Registrant’s access to the surface lands overlying its concessions; proposed mining and processing methods, plant design, and recovery processes; the Registrant’s ability to comply with permitting and regulatory requirements related to exploration, development and operation of its mineral project interests; the Registrant’s ability to obtain all necessary permits and licenses from governmental and non-governmental authorities; the anticipated results and timelines for environmental assessment processes under the Impact Assessment Act and the Ontario Environmental Assessment Act; the Registrant’s ability to manage and/or mitigate any environmental and/or social risks associated with the development of its project interests to the mining stage, as well as through mine construction and operation; the Registrant’s ability to continue as a going concern; the Registrant’s long-term viability; the Registrant’s going-forward strategy; the adequacy of the Registrant’s working capital; the mining assets acquired by the Registrant being and remaining attractive investment opportunities; the Registrant’s intention to retain all future earnings and other cash resources for the future development and operation of its business; and the Registrant’s intention not to declare or pay any cash dividends in the foreseeable future.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management and considered reasonable at the time such information is provided. Such estimates and assumptions may include, but are not limited to: assumptions underlying the PEA mine plan and schedule, pit slope angles and geotechnical parameters; accuracy of mineral resource estimates (including grade, tonnage and geometry) and metallurgical recovery estimates from available testwork; the availability of contractors, equipment, materials and skilled labor when required and at estimated costs; cost inflation trends and the accuracy of capital and operating cost estimates; continued access to necessary infrastructure, power and water at estimated costs and timelines; assumptions regarding commodity prices (including gold and silver), foreign exchange rates and discount rates; the interpretation of drilling, sampling, metallurgical and other technical data; the timing of, and ability to obtain and maintain, required permits, licenses and approvals; successful completion of environmental and regulatory processes; constructive engagement and outcomes with Indigenous Peoples and other rights-holders and stakeholders; stable and supportive regulatory frameworks; availability of financing on acceptable terms; the absence of material adverse changes in general economic, market or political conditions and in applicable law, including tax and royalty regimes; and the general accuracy of third-party data and information relied upon by the Registrant.

Forward-looking statements regarding production targets, economic results and mine life are derived from and subject to the assumptions and limitations of the PEA and are inherently uncertain. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: there is no assurance that it will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Registrant or without significant dilution; exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines; substantial expenditures are required to establish mineral reserves through drilling; estimates of mineralization are inherently imprecise as they depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable; the Registrant cannot be certain that effective internal controls are appropriately implemented; the Registrant’s assets and activities are subject to extensive Canadian federal, provincial, territorial and local laws and regulations governing various matters; failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements; the Registrant’s operations may be subject to the rights or the asserted rights of various community stakeholders; in the event of the departure of a senior officer, the Registrant believes that it will be successful in attracting and retaining qualified successors, but there can be no assurance of such success; there is no guarantee that title to mineral properties held by the Registrant will not be challenged or impugned; the Registrant cannot maintain insurance against all potential risks associated with a mining company’s operations; the Registrant may not be able to obtain or renew permits that are necessary to its operations; environmental and other regulatory requirements will affect the future operations of the Registrant, including exploration and development activities and commencement of production on the Registrant’s mining properties; the Registrant may be liable for unknown environmental risks for past activities on the Moss Gold Project; the securities markets in Canada and the United States have experienced a high level of price and volume volatility; the lack of availability on acceptable terms or the delay in the availability of required infrastructure could prevent or delay the exploration or development of the Registrant’s mineral properties; the Registrant’s information technology systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft; uncertainties inherent in preliminary economic assessments and in the estimation of mineral resources (including the inclusion of inferred mineral resources), metallurgical recoveries and geotechnical parameters; changes in mine plans, schedules and cost estimates; commodity price and foreign exchange volatility; inflationary pressures and supply chain disruptions; risks related to permitting, environmental assessment and other regulatory approvals and conditions; the outcome of engagement with Indigenous Peoples and other rights-holders and stakeholders and the potential for delays or conditions arising therefrom; availability and cost of power, water, infrastructure, equipment, materials and skilled labor; financing risks and access to capital on acceptable terms; climate, weather and other operating risks typical of mining projects; title, surface rights and access risks; environmental, health and safety risks; changes in laws, regulations, policies and enforcement (including taxes and royalties); potential litigation; the threat or imposition of tariffs and the impact of trade disputes; risks related to international conflicts and geopolitical instability; and other risks set out in Exhibit 99.26 hereto, as well as in the Registrant’s continuous disclosure filings available under the Registrant’s profile on SEDAR+ at www.sedarplus.ca in Canada and, following the effectiveness of this Registration Statement, on EDGAR at www.sec.gov in the United States.

Readers are cautioned that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Although the Registrant believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Registrant cannot guarantee future results, performance or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements. The forward-looking statements contained in this Form 40-F are expressly qualified by this cautionary statement. The Registrant undertakes no duty to update any of the forward-looking statements to conform such information to actual results or to changes in its expectations, except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

This Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Form 40-F may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. The Registrant prepares its financial statements, which are filed as exhibits to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit of its annual financial statements is subject to Canadian auditing and auditor independence standards.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.42, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The authorized share capital of the Registrant consists of an unlimited number of common shares without par value (“Common Shares”). Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Registrant, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Registrant at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Registrant are entitled to receive on a pro-rata basis, the net assets of the Registrant after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD X2 MINING INC.

/s/ Michael Kanevsky
Name:	Michael Kanevsky
Title:	Chief Financial Officer

Date: August 27, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents
99.1	Consolidated Financial Statements for the year ended December 31, 2024 and the nine month period ended December 31, 2023
99.2	Management’s Discussion and Analysis for the year ended December 31, 2024 and the nine month period ended December 31, 2023
99.3	Annual Information Form for the year ended December 31, 2024
99.4	Statement of Executive Compensation for the Nine Month Period ended December 31, 2023
99.5	Preliminary Short Form Base Shelf Prospectus dated May 13, 2025
99.6	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2025 and 2024
99.7	Management’s Discussion and Analysis for the three months ended March 31, 2025 and 2024
99.8	Second Amended and Restated Offering Document under the Listed Issuer Financing Exemption dated June 3, 2025
99.9	Management Information Circular filed June 10, 2025 with respect to the annual general meeting of shareholders held on June 26, 2025
99.10	Material Change Report dated June 25, 2025
99.11	Short Form Base Shelf Prospectus dated July 28, 2025
99.12	Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2025 and 2024
99.13	Management’s Discussion and Analysis for the six months ended June 30, 2025 and 2024
99.14	Material Change Report dated September 4, 2025
99.15	NI 43-101 Technical Report dated effective September 12, 2025
99.16	Arrangement Agreement dated September 30, 2025
99.17	Material Change Report dated October 9, 2025
99.18	Property Purchase Agreement dated October 20, 2025
99.19	Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2025 and 2024
99.20	Management’s Discussion and Analysis for the nine months ended September 30, 2025
99.21	Material Change Report dated February 26, 2026
99.22	Material Change Report dated March 2, 2026
99.23	NI 43-101 Technical Report with issue date of March 12, 2026
99.24	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024
99.25	Management’s Discussion and Analysis for the years ended December 31, 2025 and 2024
99.26	Annual Information Form for the year ended December 31, 2025
99.27	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2026 and 2025
99.28	Management’s Discussion and Analysis for the three months ended March 31, 2026 and 2025
99.29	Statement of Executive Compensation for the year ended December 31, 2025
99.30	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026 and 2025
99.31	Management’s Discussion and Analysis for the three and six months ended June 30, 2026 and 2025

99.32	Consent of Davidson & Company LLP
99.33	Consent of Alexandre Dorval, P.Eng.
99.34	Consent of Dominic Lussier, P.Geo.
99.35	Consent of Carl Michaud, P.Eng., MBA
99.36	Consent of Charles Taschereau, P.Eng., MBA, CPA
99.37	Consent of Nicolas Vanier-Larrivée, P.Eng.
99.38	Consent of Simon Shankie, M.Sc., P.Geo.
99.39	Consent of Michael B. Dufresne, M.Sc., P. Geol., P. Geo.
99.40	Consent of D. Roy Eccles, M.Sc., P. Geol., P. Geo.
99.41	Consent of Warren Black, M.Sc., P.Geo.
99.42	Consent of Peter Flindell, P.Geo., MAusIMM, MAIG